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EMAIL:  AFREEDMAN@OLSHANLAW.COM

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May 24, 2019

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	MiMedx Group, Inc. (“MiMedx” or the “Company”)

Preliminary Proxy Statement (the “Proxy Statement”) filed by Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC, Eiad Asbahi, Richard J. Barry, M. Kathleen Behrens Wilsey, Ph.D., Melvin L. Keating, and K. Todd Newton (collectively, “Prescience”)

Filed May 9, 2019

File No. 001-35887

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 15, 2019 (the “Staff Letter”) with regard to the Proxy Statement. We have reviewed the Staff Letter with Prescience and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the responses refer to pages of the Proxy Statement, and the defined terms used herein have the definitions given to them in the Proxy Statement.

Preliminary Proxy Statement

Cover Letter

1.	We note your disclosure that the board has jeopardized the company’s potential “by years of ineffective oversight…in addition to alleged wrongdoing by former members of [the company’s] management.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 24, 2019

Prescience acknowledges the Staff’s comment and believes that the Company’s public disclosure in its filings with the Commission provide a substantial factual basis for Prescience’s opinion that the actions (or inaction) of the Company’s board of directors (the “Board”) have jeopardized the future of the Company. As has been described in the Company’s filings with the Commission and widely publicized in media coverage regarding the Company, the Company is the subject of material allegations of inappropriate financial reporting and of noncompliance with laws and regulations, and the Company has determined to restate its previously issued consolidated financial statements relating to each of the fiscal years ended December 31, 2012, 2013, 2014, 2015, and 2016, and each of the interim periods ended March 31, June 30 and September 30, 2017, based on the results of an investigation conducted by the Audit Committee of the Company’s Board of Directors (the “Board”) into matters relating to certain of the Company’s sales and distribution practices and other matters (the “Internal Investigation”). Additionally, as disclosed in a Current Report on Form 8-K filed by the Company with the Commission on September 20, 2018, the Company determined that the separation of the following four senior executives should be treated as terminations “for cause” based on information identified as part of the Internal Investigation: Parker H. Petit, former Chairman and Chief Executive Officer; William C. Taylor, former President and Chief Operating Officer; Michael J. Senken, former Chief Financial Officer and principal accounting officer; and John E. Cranston, former Vice President, Corporate Controller and Treasurer. Prescience believes that it is clear from these events that the Board did not provide effective oversight of the Company and its management over the course of multiple years.

In light of the Staff’s comment, Prescience also revised the statement referenced above in the cover letter to the proxy statement and on page 8 to clarify Prescience’s views regarding the Board.

2.	We refer to comment 1 in our May 9, 2019 letter. We note that similar statements to those previously referenced are included in the preliminary proxy statement. Please consider including the requested support in the proxy statement or a cross-reference to where the information appears.

Prescience acknowledges the Staff’s comment and, in our response to the Staff’s May 9, 2019 letter (the “May 9 Letter”), Prescience provided support for each of the statements referred to in comment 1 of the May 9 Letter on a supplemental basis. In addition, Prescience submits that it revised each of the statements referred to in comment 1 of the May 9 Letter before including them in the Proxy Statement (see page 8) to clarify the basis for Prescience’s opinions regarding its director nominees.

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that your nominees have “demonstrated experience, knowledge and ability to address the long-term value destruction that has occurred during the tenure of the current Board and former management team.”

May 24, 2019

Prescience acknowledges the Staff’s comment and believes that the nominees’ career experience, as disclosed in the “Reasons for the Solicitation” (beginning on page 8) and “Proposal No. 1 Election of Directors” (beginning on page 11) sections of the Proxy Statement, provide a reasonable factual basis for Prescience’s opinion referenced above. In particular, each of the nominees possesses healthcare and biopharmaceutical experience, each of the nominees has experience overseeing a turnaround strategy, and Mr. Newton has experience as Chief Financial Officer of a company working through a restatement of its financials. Prescience believes that this experience will help Prescience’s director nominees address the Company’s ongoing issues and help turn the Company around.

Incorporation by Reference, page 22

4.	We note that you refer security holders to the company’s proxy statement for certain specified disclosure. Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Prescience acknowledges the Staff’s comment. If the Company does not distribute the omitted information to shareholders at least 10 days prior to the Annual Meeting, Prescience undertakes to distribute to the shareholders a supplement to the Proxy Statement containing such omitted information (to be based upon Company documents and records on file with the SEC and other publicly available information) at least 10 days prior to the Annual Meeting. Also see page 22 for disclosure regarding Prescience’s intentions.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:	Eiad Asbahi, Prescience Partners, LP